UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

CONTANGO OIL & GAS COMPANY

(Name of Issuer)

Common Stock, par value $0.04 per share

(Title of Class of Securities)

2107-5N-105

(CUSIP Number)

Michael E. Cahill, Esq.

Managing Director & General Counsel

The TCW Group, Inc.

865 South Figueroa Street, Ste. 1800

Los Angeles, California  90017

(213) 244-0000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 16, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 2107-5N-105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The TCW Group, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,550,700

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,550,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,550,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.7%

14.	Type of Reporting Person (See Instructions) HC, CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trust Company of the West

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,550,700

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,550,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,550,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.7%

14.	Type of Reporting Person (See Instructions) HC, OO

Item 1.	Security and Issuer

This Amendment No. 7 (this “Amendment”) supplements, pursuant to Rule 13d-2(a), the Schedule 13D (the “Schedule 13D”) of The TCW Group, Inc. (“TCWG”) and Trust Company of the West (“TCW”) filed with the Securities and Exchange Commission on January 10, 2000 and amended or supplemented by Amendment No. 1 filed on July 10, 2001, Amendment No. 2 filed on August 3, 2001, Amendment No. 3 filed on December 23, 2004, Amendment No. 4 filed on February 4, 2005, Amendment No. 5 filed on June 9, 2005 and Amendment No. 6 filed on June 13, 2005.  This Amendment relates to the Common Stock, par value $0.04 per share (“Common Stock”) of Contango Oil & Gas Company, a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 3700 Buffalo Speedway, Suite 960, Houston, Texas 77098.

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4 is hereby supplemented to add the following:
Item 4.	Purpose of Transaction

The securities reported in Item 5 were disposed of in an open market sale.  The remaining securities beneficially owned by the Reporting Persons are being held for investment purposes.  At any time, the Reporting Persons may determine to dispose of some or all of the Common Stock they hold, subject to applicable law.  The Reporting Persons may also make purchases of Common Stock from time to time, subject to applicable law.  Any decision to make such additional dispositions or purchases will depend, however, on various factors, including, without limitation, the price of the Common Stock, stock market conditions, alternative investment opportunities and the business prospects of the Issuer.  Other than as set forth above, the Reporting Persons have no plans or proposals which relate to or would result in any of the matters specified in Item 4 of Form 13D.

Item 5 is hereby amended as follows:
Item 5.	Interest in Securities of the Issuer

TCWG, as parent of TCW, may be deemed to have the power to vote and dispose of the shares of Issuer’s Common Stock that TCW has power to vote and dispose, all of which constitutes 1,550,700 shares as provided in (a) below.

TCW holds its securities in the Issuer as Investment Manager pursuant to the Investment Management Agreement, dated as of June 6, 1988, between General Mills, Inc. and TCW and as Custodian pursuant to the Custody Agreement, dated as of February 6, 1989, among General Mills, Inc., TCW and State Street Bank and Trust Company, as Trustee.  TCW disclaims beneficial ownership of the shares of the Issuer’s Common Stock reported herein.  TCWG, as the parent of TCW, may be deemed to beneficially own shares of the Issuer’s Common Stock deemed to be owned by TCW.  TCWG disclaims beneficial ownership of the shares of the

Issuer’s Common Stock reported herein and the filing of this Amendment No. 7 shall not be construed as an admission that any such entity is the beneficial owner of any securities covered by such filing.

The TCW Group, Inc.
(a) Aggregate shares of Common Stock and percentage beneficially owned:
1,550,700 (11.7%)
(b) Sole voting and dispositive power: 0 Shared voting and dispositive power: 1,550,700
(c) Transactions effected since the most recent filing of Schedule 13D:
On June 16, 2005, the Reporting Persons sold 500,000 shares of Common Stock in an open market sale at a price of $9.00 per share.
Trust Company of the West
(a) Aggregate shares of Common Stock and percentage beneficially owned:
1,550,700 (11.7%)
(b) Sole voting and dispositive power: 0 Shared voting and dispositive power: 1,550,700
(c) Transactions effected since the most recent filing of Schedule 13D:
See activity of the Reporting Persons above in Item 5(c) for TCWG which include transactions involving stock owned beneficially by both TCWG and TCW.

TCWG and TCW disclaim beneficial ownership of the shares of the Issuer’s Common Stock reported herein and the filing of this Amendment shall not be construed as an admission that any such person is the beneficial owner of any securities covered in this Amendment.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2005

THE TCW GROUP, INC.

By:	/s/ Lazarus Sun
Name: Lazarus Sun
Title: Authorized Signatory

TRUST COMPANY OF THE WEST

By:	/s/ Lazarus Sun
Name: Lazarus Sun
Title: Authorized Signatory